FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number 1-14464

                             TV Azteca, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    TVA Azteca, S.A. de C.V.
                                                    ------------------------
                                                          (Registrant)



Date: November 25, 2003
                                                    By: /S/ OTHON FRIAS CALDERON
                                                       -------------------------
                                                    Name:   Othon Frias Calderon
                                                    Title:  Attorney-in-fact

                                [TV AZTECA LOGO]


                    AZTECA AMERICA ANNOUNCES THE ADDITION OF
                  TWO NEW AFFILIATES IN KEY US HISPANIC MARKETS

           --DENVER, CO AND YAKIMA-PASCOE-RICHLAND, WA RAISE HISPANIC
                          NETWORK'S COVERAGE TO 69% --


FOR IMMEDIATE RELEASE
---------------------

         MEXICO CITY,  NOVEMBER 25, 2003--TV  Azteca,  S.A. de C.V. (NYSE:  TZA;
BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America, the company's wholly-owned broadcasting network focused on the U.S. Hispanic market, has increased its coverage by adding two new affiliates in Denver, Colorado and Yakima-Pascoe-Richland, Washington. The additions increase the network's coverage to 31 markets, representing 69% coverage of US Hispanic households.

         With the addition of KCIN-TV/Channel 27 in Denver and KBKI-TV/Channel 9
- K14JH-TV/Channel 14 in Yakima-Pascoe-Richland, Azteca America continues its growth in key U.S. Hispanic markets. These two deals contribute to the strength of Azteca America network, especially since Denver is the 16th largest Hispanic television market, and its 590,000 residents account for 1.67% of the U.S. Hispanic population.

         "The burgeoning Azteca America network continues to reach new Hispanic communities across the United States," said Luis J. Echarte, president and CEO of Azteca America. "Denver reaches such a solid audience base, it is a crucial partnership that contributes greatly to the development of our network. Also, Azteca America is always thrilled to be in business with channels like KBKI-TV in the Yakima-Pascoe-Richland region, a full-powered station that will serve the community for years to come. "

         The two new  affiliates  are  added to  Azteca  America's  29  existing markets, which include Los Angeles, New York, Miami, Houston, Chicago, San Antonio, San Francisco-Oakland-San Jose, Albuquerque, Fresno-Visalia, Sacramento-Stockton-Modesto, Orlando, Austin, Las Vegas, Bakersfield, West Palm Beach-Ft. Pierce, Salt Lake City,

Santa   Barbara,   Palm   Springs,   Wichita,   Reno,   Victoria,   San   Diego,
Monterey-Salinas, Oklahoma City, Naples-Ft. Myers, Phoenix, Tucson, Charleston and Chattanooga.

         For  more   information,   please  visit  our  corporate   website  at:
www.aztecaamerica.com/corporate.



COMPANY PROFILE
---------------

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through 554 owned transmitters across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

          BRUNO RANGEL                                       OMAR AVILA
         5255-3099-9167                                    5255-3099-0041
    jrangelk@tvazteca.com.mx                           oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

                                 IN LOS ANGELES

                          CARMEN LAWRENCE OR SONIA PENA
                                 Weber Shandwick
                                 310-407-6570 or
                                  310-407-6589
             clawrence@webershandwick.com, spena@webershandwick.com


                                 IN MEXICO CITY

                        DANIEL MCCOSH OR TRISTAN CANALES
                             (011) 5255-3099-0059 or

                                 5255-3099-1441
                dmccosh@tvazteca.com.mx, tcanales@tvazteca.com.mx